EXHIBIT 12.1
ANIXTER INTERNATIONAL INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)
(In Millions)

	Fiscal Year Ended					Fiscal Qtr Ended
	Jan. 3,	Jan. 2,	Dec. 31,	Dec. 30,	Dec. 29,	Mar. 30,
	2003	2004	2004	2005	2006	2007
Earnings
Income from continuing operations	$43.1	$41.9	$77.7	$90.0	$209.3	$53.6
Adjustment for minority interest	—	—	—	—	(0.5)	—
Undistributed income of equity investee (b)	(9.3)	(18.9)	(12.3)	—	—	—
Income tax provision	28.7	31.0	47.0	67.4	93.7	26.6

Subtotal	62.5	54.0	112.4	157.4	302.5	80.2

Fixed charges
Interest expense (c)	15.6	12.8	13.8	27.2	38.8	10.9
Interest component of rent expense	16.8	12.5	14.5	15.4	16.8	4.5
Interest on FIN 48 liabilities (d)	—	—	—	—	—	0.2

Total fixed charges	32.4	25.3	28.3	42.6	55.6	15.6

Earnings, as adjusted	$94.9	$79.3	$140.7	$200.0	$358.1	$95.8

Ratio of earnings to fixed charges	2.93	3.13	4.97	4.70	6.44	6.14

(a)	The ratio of earnings to fixed charges should be read in conjunction with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2007, as well as the Company’s Annual Report on Form 10-K for the year ended December 29, 2006.

(b)	Adjustment related to the equity investment income relating to Anixter Receivables Corporation prior to the consolidation at the end of the third quarter of 2004.

(c)	Includes interest on all indebtedness (including capital leases), amortization of debt discount and deferred financing fees and capitalized interest.

(d)	The Company adopted Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, in the first quarter of 2007. As a result, interest expense related to FIN 48 liabilities is included in the fiscal quarter ended March 30, 2007 computation of ratio to earnings to fixed charges.